540 Gaither Road, Suite 400
Rockville, MD 20850

April 28, 2023

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Joshua Gorsky
Division of Corporation Finance
Office of Life Sciences

Re:	Avalo Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 12, 2023
File No. 333-271225

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avalo Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, May 2, 2023, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Alexander M. Donaldson at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Donaldson via email at adonaldson@wyrick.com.

Very truly yours,

AVALO THERAPEUTICS, INC.

By:	/s/ Christopher Sullivan
Christopher Sullivan
Chief Financial Officer

cc: Alexander M. Donaldson, Wyrick Robbins Yates & Ponton LLP